For More Information, Please Contact:

Julie Shafiki	Todd Fromer / Erika Levy
Director of Corporate Communications	KCSA Worldwide
PowerDsine Ltd.	Phone: 212-896-1215 / 1208
Phone: +972-9-775-5118	Email: tfromer@kcsa.com / elevy@kcsa.com
Email: julies@powerdsine.com

PowerDsine Announces Changes to Board of Directors

HOD HASHARON, Israel - March 4, 2005 - PowerDsine Ltd. (NASDAQ: PDSN), a pioneer in Power over Ethernet (PoE) solutions, today announced that effective today Mr. Glen Schwaber, who has served as a Director since January 2001, resigned from the Board of Directors and his position on the Audit Committee in order to devote more time to his other activities at Jerusalem Venture Partners. The Nominating and Governance Committee of PowerDsine’s Board of Directors has begun a search for a nominee to replace Mr. Schwaber.

Commenting on the resignation, Igal Rotem, CEO of PowerDsine said, "On behalf of everyone at PowerDsine, I would like to thank Mr. Schwaber for the commitment and dedication that he has shown since Jerusalem Venture Partners invested in PowerDsine in 1998. His contributions to the Company and the involvement of Jerusalem Venture Partners as one of our early stage investors played an important role in enabling PowerDsine to grow. We would like to wish him the best of luck going forward as he works with other young companies at JVP, helping them to achieve success just as he has helped us over the last seven years."

Mr. Schwaber added, “It has been a pleasure to work with Igal Rotem, Ilan Atias and the members of the PowerDsine Board over the past several years, and I wish the Company continued success in the PoE marketplace.”

About PowerDsine
PowerDsine (NASDAQ: PDSN) designs, develops and supplies integrated circuits, modules and systems that enable the implementation of Power over Ethernet in local area networks, providing the capability to deliver and manage electrical power over data network cables. PowerDsine offers integrated products and system solutions to communications equipment manufacturers in the telecom and datacom industries who incorporate them into, or bundle them with, their products. PowerDsine is a founding member of the IEEE 802.3af Task Force. For more information, please visit http://www.powerdsine.com

Forward Looking Statements
Statements made in this press release that are not historical facts, including statements regarding our expectations of future events or our future financial performance, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward- looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions about PowerDsine and the matters covered in this release. You should not place undue reliance on these statements. Actual events or results may differ materially. Many factors may cause our actual results to differ materially from any forward looking statement, including acceptance of new products, costs relating to such products and other factors detailed in PowerDsine's filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1. The forward- looking statements are made as of this date and PowerDsine does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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